

OFFERING MEMORANDUM

facilitated by



Honeybee Collective LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Honeybee Collective LLC
State of Organization	CO
Date of Formation	07/08/2021
Entity Type	Limited Liability Company
Street Address	2255 Sheridan Blvd, Edgewater CO, 80214
Website Address	honeybeecollective.com

(B) Directors and Officers of the Company

Key Person	Christopher Becker

Position with the Company
 	
              Title
       First Year
	
	Director
	2021

Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* - **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities. - **Account Manager** (Kaviar, February 2021 - September 2021) - Kaviar is a premium cannabis product manufacturing company. i was responsible for sales of Kaviar branded products to licensed dispensaries in Colorado. - **Director of Business Development** (Think20 Labs, August 2019 - January 2021) - Think20 Labs is a licensed cannabis testing laboratory in Maryland and California. I was responsible for securing new accounts and identifying new business opportunities for the company.

Key Person	Katherine Myers

Position with the Company
 	
              Title
       First Year
	
	Director
	2021

Other business experience (last three years)	- **Health Programs Specialist** (Colorado Access, Oct 2020 – Present) - In my role I am responsible for implementing and operationalizing population-based programs focused on individuals enrolled in Medicaid and Children's

Health Plan plus (CHP). I oversee daily general business operations associated with program execution, management and evaluation and coordinate programming across internal departments and external stakeholders to ensure efficient operations. In this position, I design and develop programs that target measurable improvement in health engagement by using the social determinants of health as the foundation of all population-based programming.

- **Professional Sexuality Education Intern** (Chaska Cusco Aug 2019 – May 2020) - I was responsible for assisting in the development of a culturally appropriate comprehensive sexuality education (CSE) program for young women, ages 12-15, who are enrolled in the Chaska program, and was the lead evaluator to examine the effectiveness of the program on increasing the likelihood to engage in sexual risk reduction behaviors. As the lead evaluator for "An Evaluation of a Comprehensive Sexuality Education Program in Cusco, Peru", I used appropriate research designs and evaluation criteria to assess the effectiveness of the comprehensive sexuality education program. I analyzed quantitative and qualitative data using STATA 16 and thematic analysis taking an ontological approach and used a social science perspective to understand factors associated with health and health behavior.

- **Professional HIV Resources Intern** (Denver Department of Public Health and Environment - Jun 2019 – Nov 2019) In this role, I assisted in restructuring the Denver HIV Resources Planning Council, a requirement of the Ryan White Part

A Grant. I developed and implemented a recruitment plan for recruiting community members to serve on the Planning Council to fulfill representation requirements legislatively mandated by HRSA and assisted in coordinating the Planning Council and Restructure Workgroup meetings by executing administrative tasks and facilitating group bonding activities and group discussions. To address the immediate needs of the community, I created a consumer resource document communicating the comprehensive HIV resources of each agency the Office of HIV Resources contracts with and developed policies & procedures for updating and management.

Key Person	Ariana Foote
Position with the Company Title First Year	 Director 2021
Other business experience (last three years)	• **Content Creator, Social Media Manager** (Self Employed, January 2018 - Present) - I create and distribute social media content for consumer packaged goods brands.

Key Person	Erin Parkins
Position with the Company Title First Year	 Director 2021
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers) **during the past three years** with an indication of job responsibilities. For example:* • **Director, Product Marketing** (Swing Education, Sep 2021 – Present)

Sets the strategic direction for Product Marketing at Swing Education and establishes processes and best practices to guide the team.

Works cross-functionally to bring new products to market and drive user engagement with our customer base.

Manages and mentors a team of Product Marketing Managers in:

- Data-driven market analysis, buyer persona development, market segmentation, and competitive positioning

- Development of compelling assets and sales enablement tools that demonstrate the differentiated value of our products

- Planning and executing product and feature launches

- Training and enabling sales teams to effectively position solutions to customers using consultative sales methodology

- **Director of Product Marketing** (Turnitin, Feb 2019 – Feb 2021)

Sets the strategic direction for Product Marketing at Turnitin and establishes processes and best practices to guide the team.

Works cross-functionally to bring new products to market and drive user engagement with our customer base.

Manages and mentors a team of Product Marketing Managers in:

- Data-driven market analysis, buyer persona development, market segmentation, and competitive positioning

- Development of compelling assets and sales enablement tools that demonstrate the differentiated value of our products

- Planning and executing product and

feature launches

- Training and enabling sales teams to effectively position solutions to customers using consultative sales methodology

- **Senior Manager, Product Marketing** (Turnitin, Apr 2018 – Feb 2019)

- Accelerated growth by developing and executing marketing strategies and campaigns targeted at new revenue streams

- Tailored core value propositions and promotional efforts for specific, strategic customer segments

- Collaborated with Product Marketing Manager to design and execute market development efforts that build a foundation for bringing new products to market

- Collaborated with sales and marketing leadership to plan and execute targeted, regional marketing campaigns to support new business acquisition in K-12 accounts, focusing on the largest targets across North America

- Developed sales enablement training and resources to support K-12 sales team with product positioning, regional events, and awareness of key market trends and initiatives

- Facilitated two-way communication between sales and marketing to support stronger collaboration and alignment of work towards common goals

Key Person	Sholeh Mirzai
Position with the Company Title First Year	 Director 2021
Other business experience (last three years)	**Chief Merchandising Officer** (goldbug, Sep 2021 – Present) Responsible for all merchandising functions for internal brands & private label. **Director of Global & Regional Merchandising** (Jansport & Eagle Creek Dec 2019 – Jun 2021) Head of Merchandising reporting into the President. Implement and manage all Merchandising functions for two brands. Responsible for global wholesale and ecomm merchandising, including segmentation, product briefing, margin and revenue goals as well as strategic planning and business development. Co-founder of Justice & Equity Council (internal diversity & inclusion group). **Global Product Director-Accessories** (Under Armour, Sep 2016 – Jun 2019) Responsible for growing full line of Accessories including headwear, backpacks, gloves, duffles and bedding YoY. Product creation for all global regions (US, LATAM, APAC and EMEA) as well as DTC and .com exclusives. Managed licensees and licensors for Accessories. Achieved margin growth YoY while reducing SKU counts and increasing SKU productivity.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Becker	20%
Katherine Myers	20%
Ariana Foote	20%
Erin Parkins	20%
Sholeh Mirzai	20%

(D) The Company's Business and Business Plan

Employee-Owned

Employee-ownership is the fastest and most fair way to distribute profits to all who drive company growth.

- We were founded on employee-ownership in order to maintain an equitable business model that puts the profits in the hands of the employees instead of just a few at the top.
- We are committed to paying a research-backed local living wage to all employees, a 4-day work week, and unlimited PTO in order to ensure we are creating an environment where all employees can grow and thrive.
- Research shows that being an employee-owned company is proven to provide higher household wealth, higher wage income, and longer job tenure for employees, making it a winning business model to help us create a more equitable future.

We give our community, The Hive, a voice through quarterly surveys that inform everything that we do.

10% of our profits are reinvested through

The Honeybee Fund, a community-advised fund.

Who We Are

We founded The Honeybee Collective on three key principles that have become the pillars of our brand, the aspects of our company that drive our strategy and decision-making.

- We're employee-owned, for a more equitable future.
- We're community-driven, for lasting impact.
- We're sustainable, for a happier planet and people.

The Team

Sholeh Mirzai, Managing Partner, Product & Brand

Sholeh comes from a consumer packaged goods (CPG) background and has worked on industry and globally leading brands such as The North Face, Under Armour and JanSport. She brings deep expertise in brand strategy, product design, and business intelligence. Sholeh oversees product development and business strategy with a keen eye towards consumer-centricity.

Erin Parkins, Managing Partner, Marketing & Operations

Erin is a career team builder and marketing strategist and has worked in product marketing and sales in EdTech for over a decade. Her management skills, organization, and attention to detail are invaluable to our team and unmatched in the cannabis space. Erin ensures that our business operates efficiently and guides our communications and marketing activities.

Kate Myers, MPH, Managing Partner, Community & Culture

Kate is a thought leader in the community health world. She has significant experience in the non-profit space, both as a fundraiser and a board member at Chaska USA. Kate drives our consumer data collection, community development, and ensures the integrity of our philanthropic partnerships.

Chris Becker, Managing Partners, Revenue & Partnerships

Chris has sold cannabis products & services in multiple states for operators such as Kaviar, StarBars, Curio, and Think20 Labs; he prides himself on bringing professionalism to cannabis sales. Chris leads our sales efforts with his natural ability to connect with purchasing managers and budtenders alike, enabling The Honeybee Collective to both open new accounts and drive sell-through in current accounts.

Hello World

We're thrilled to introduce you to The Honeybee Collective. We're a social impact brand bringing you the best cannabis under the sun.

Sustainable

We're building a brand based on sustainable products AND sustainable business practices for maximum, long term impact.

- We curate a selection of the best sustainably grown and produced cannabis products: sun grown flower, pre-rolls, and concentrates
- We are creating a sustainable business model that supports our employees and the community through ethical business practices such as paying a living wages and reinvesting 10% profits back into the communities we operate in.
- We make sure to partner with only the best growers and producers to ensure they meet our standards for economic & environmental impact so we can all grow together.

Deep Dive: Our Brand Pillars

Employee-Owned 🛆 Community-Driven 🛆 Sustainable

Built to Scale

The Honeybee Collective licenses our brand and product standards to growers in exchange for a 20% royalty.

- We're not affected by cannabis taxes that can slow down growth.
- We're not a plant-touching cannabusiness so not affected by cannabis legislation.
- Our business model sets us up to quickly and easily grow both within Colorado and across

states.

OUR COMMUNITY

The Honeybee Collective is for daily cannabis consumers that want their cannabis experience to make them feel good inside and out.

- They care about quality and consistency in their product.
- They want to buy from a company that aligns with their values.
- They want to support a company that gives back to the community.
- They want their voice to matter.

The Market Opportunity

We predict sustainable cannabis products will represent a $4 billion market opportunity by 2025.

- Sustainability-marketed branded products sell for 39.5% more than conventionally-marketed counterparts.
- From 2015 to 2019, sustainability-marketed products grew 7.1x faster than products not marketed as sustainable.
- Consumers are increasingly aware of the environmental and economic impacts of their choices and want to purchase from brands that are aligned with their values.

Community- Driven

We believe our community is our greatest partner, and we want to work with them every step of the way.

- By building "The Hive", our network of community members and consumers, we aim to create a truly community-driven and consumer-centric brand.
- We actively reach out to out community by deploying quarterly surveys to help inform our business decisions, everything from which products to produce to which grows and dispensaries we should partner with.
- We also give back to our community. 10% of our profits will go into The Honeybee Fund, a community-informed fund used to donate funds directly back into the communities in which we operate.

Cannabis With a Purpose

Our mission is to build community wealth and a sustainable future. Our building blocks to achieve this mission are:

- We sell only sustainably-made cannabis products.
- We're majority employee-owned and always will be.
- We reinvest 10% of our profits back into our community.
- We implement people-first business practices in service of our employees.

What We'll Sell

We'll launch in February 2022 in Colorado with a curated selection of sustainably grown flower, pre-rolls, and concentrates: the products daily users purchase the most.

- We source our flower from partners using the most sustainable grow practices such as living soil, greenhouse grows, and solar-powered light.

- Our packaging is 100% recyclable, compostable, and upcyclable to ensure the lowest impact to our environment.
- Our product line was designed for the everyday cannabis consumer, offering high quality, exceptional value, and reduced waste.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	March 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Packaging	$50,000	$150,000
Marketing	$44,000	$85,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 3.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.75 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.08%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	1.2%
$137,500	1.6%
$175,000	2.1%
$212,500	2.5%
$250,000	3.0%

[3] To reward early participation, the investors who contribute the first $60,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $60,000.0 has been raised in the offering will receive a 1.75x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Becker	20%
Katherine Myers	20%
Ariana Foote	20%
Erin Parkins	20%
Sholeh Mirzai	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Chris Becker	$50,000	5%	09/01/2027	No payments for first 3 years, interest only for additional 2 years.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company took a loan from co-founder Christopher Becker in the amount of $50,000. The loan has a term of 7 years at a rate of 5% interest with no payments for 3 years and interest only for 2 more years.

(S) The Company's Financial Condition

Forecasted milestones

The Honeybee Collective forecasts the following milestones:

- Sell $1.7 million in licensed products in 2022

- Secure licensing agreement in 1 additional state in 2022

- Grow our community to 5,000 members in 2022

Other outstanding debt or equity

As of 9/30/2021, The Honeybee Collective has debt of $50,000 outstanding and a cash balance of $50,000. This debt is sourced primarily from Chris Becker, Co-Founder, and will be senior to any investment raised on Mainvest. In addition to the The Honeybee Collective's outstanding debt and the debt raised on Mainvest, The Honeybee Collective may require additional funds from alternate sources at a later date.

Financial liquidity

The Honeybee Collective has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. The Honeybee Collective expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No operating history

The Honeybee Collective was established in July, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$340,000	$640,000	$1,400,000	$2,500,000	$5,000,000
Cost of Goods Sold	$78,000	$146,823	$321,175	$573,526	$1,147,052
Gross Profit	$262,000	$493,177	$1,078,825	$1,926,474	$3,852,948
EXPENSES					
Salaries	$120,000	$225,882	$494,116	$882,350	$1,764,700
Insurance	$1,850	$3,600	$7,200	$14,500	$36,000
Legal & Professional Fees	$85,250	$18,575	$45,250	$47,250	$50,275
Marketing	$75,000	$95,275	$175,550	$200,575	$250,000
Operating Profit	$-20,100	$149,845	$356,709	$781,799	$1,751,973

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress

Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V